Digital Power Reports Financial Results for the Third Quarter
Ended September 30, 2010

FREMONT, Calif., November 3, 2010, Digital Power Corporation (NYSE Amex: DPW - News)  today announced its financial results for the third quarter ended September 30, 2010.

Revenues increased by 87% to $3,186,000 for the quarter ended September 30, 2010, compared to $1,708,000 for the quarter ended September 30, 2009. Gross margins increased to 36.1% for the quarter ended September 30, 2010, compared to 30.0% for the quarter ended September 30, 2009. Net income was $303,000 for the quarter ended Spetember 30, 2010, compared to a net loss of $205,000 for the quarter ended September 30, 2009.

Commenting on the results, Amos Kohn, President and CEO, stated, “We are very pleased to report very strong growth in revenue and net income for our third quarter. In addition to a significant increase in both commercial and military product revenues, we posted production level revenues of one of our first full custom developments. This is in line with our earlier stated strategic decision to reduce our dependence on standard, commodity products. Further, we began the delivery of another custom solution powering fiber optic broadband network. This challenging design requirement filled a need for a wide range unique AC quasi-square wave input, operating over an extreme temperature range with free convection cooling”.

About Digital Power:
Digital Power Corporation is a solution-driven organization that designs, develops, manufactures and sells high-grade customized and flexible power system solutions for the most demanding applications in the medical, military, telecom and industrial markets. We are highly focused on high-grade and custom product designs for both the commercial and military/defense markets, where customers demand high density, high efficiency and ruggedized products to meet the harshest and/or military mission critical operating conditions. We are a California corporation originally formed in 1969, and our common stock trades on the NYSE Amex under the symbol “DPW”. Digital Power's headquarters are located at 41324 Christy Street, Fremont, California, 94538-3158; Contact: Assaf (Assi) Itshayek, CFO, 510-657-2635; Website: www.digipwr.com.

Forward Looking Statements
The foregoing release contains “forward looking statements” regarding future events or results within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning the Company’s current expectations regarding revenue and earnings results for 2010 and the expected results of modifications to the Company’s strategy.  The Company cautions readers that such “forward looking statements” are, in fact, predictions that are subject to risks and uncertainties and that actual events or results may differ materially from those anticipated events or results expressed or implied by such forward looking statements. The Company disclaims any current intention to update its “forward looking statements,” and the estimates and assumptions within them, at any time or for any reason.

In particular, the following factors, among others, could cause actual results to differ materially from those described in the “forward looking statements”: (a) the possibility of net losses in the future; (b) the potential ineffectiveness of the Company’s strategic focus on power supply solution competencies; (c) the current instability in the global economy; (d) the inability of the Company to realize the benefits of the reduction in its cost structures due to changes in its markets or other factors, and the risk that the reduction in costs may limit the Company’s ability to compete; (e) the possible failure of the Company’s custom product development efforts to result in products which meet customers’ needs or such customers’ failure to accept such new products; (f) the ability of the Company to attract, retain and motivate key personnel; (g) dependence on a few major customers; (h) dependence on the electronic equipment industry; (i) reliance on third party subcontract manufacturers to manufacture certain aspects of the products sold by the Company; (j) reduced profitability as a result of increased competition, price erosion and product obsolescence within the industry; (k) the ability of the Company to establish, maintain and expand its OEM relationships and other distribution channels; (l) the inability of the Company to procure necessary key components for its products, or the purchase of excess or  the wrong inventory; (m) variations in operating results from quarter to quarter; (n) dependence on international sales and the impact of certain governmental regulatory restrictions on such international sales and operations; and other risk factors included in the Company’s most recent filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K.  All filings are also available on the Company’s website at www.digipwr.com.

Digital Power Corporation

Financial Data
(In thousands except for per share data)

	Three Months
	Ended September 30,
Statement of Operations Data:	2010	2009

Revenues	$3,186	$1,708
Operating income (loss)	382	(231)
Net income (loss)	303	(205)

Basic net earnings (loss) per share	$0.045	$(0.031)
Diluted net earnings(loss) per share	$0.045	$(0.031)

	As of	As of
Balance Sheet Data:	September 30,2010	December 31, 2009

Working capital	$3,276	$3,487
Total assets	7,878	6,144
Shareholders' equity	4,033	3,759